LBO Capital Corp.

3509 Auburn Rd. Ste B-200 · Auburn Hills MI · 48326 USA
248.844.0300-tel **www.lbocapitalcorp.com** 248.844.0302-fax

April 19, 2010

United States
Securities and Exchange Commission ("SEC")
Washington, D.C. 20549-3561

Attention: Mr. John Reynolds.
        Assistant Director

      Re: LBO Capital Corp.
          File No. 33-19107

Dear Mr. Reynolds:

Per your request, we are sending the following agreements that will be filed as exhibits to the amended report on Form 10-K for the year ended December 31, 2008. Please note the exhibits marked with (*) are filed with the report on Form 10-Q for the period ended September 30, 2009.

1.

   Definitive agreement dated December 31, 2007.
2.

   Stock Option Plan.
3.

   ADCI credit agreement.
4.

   GTI credit agreement.
5.

   Addendum to Lasera agreement. *
6.

   Lasera license agreement. *
7.

   Note payable between GTI and TICO.
8.

9. Note payable between LBO and AP3.

10. Note payable between Load Hog and AP3.

11. Note payable to Battleridge.

12. US Qwest and GTI license agreement.

13. NVH Solutions and GTI license agreement.

14. License agreement between ENRT and GTI dated June 19, 2008. *

15. License agreement between ENRT and GTI dated June 23, 2008. *

16. Letter of Intent between GTI and Weldmation, Inc.

17. Joint Venture agreement between GTI and Weldmation, Inc.

18. Load Hog and E & R distribution agreement.

19. License agreement between LBO and ENRT.

20. Agreement proposed by First Equity Corporation.

21. Board Minutes approving First Equity Agreement.

22. Capital - Plus Partners agreement.

23. Capital - Plus Partners certificate of resolution.

24. Capital - Plus Partners personal guaranty.

25. Capital - Plus Partners exhibit B to the agreement.

26. Capital - Plus Partners exhibit C to the agreement.

27. GreenTech Manufacturing invoice.

28. Technology share agreement. *

Subgrant letter date October 6, 2009. *

I trust these exhibits fulfill your request. Please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

/S/ Majlinda Xhuti
Chief Financial Officer

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